NAME OF REGISTRANT:
Franklin Value Investors Trust
File No. 811-5878


EXHIBIT ITEM No. 77I(b):

The Fund began offering two classes of shares on September 1, 1996: Franklin Value Fund-Class I and
Franklin Value Fund-Class II. All shares purchased before that time are considered Class I shares.

Shares of each class represent proportionate interests in the assets of the Fund and have the same voting and other rights and preferences as the other class of the Fund for matters that affect the Fund as a whole. For matters that only affect one class, however, only shareholders of that class may vote.
Each class will vote separately on matters (1) affecting only that class, (2) expressly required to be voted on separately by state business trust law, or (3) required to be voted on separately by the 1940
Act. Shares of each class of a series have the same voting and other rights and preferences as the other classes and series of the Trust for matters that affect the Trust as a whole.